July 16, 2007

Andrew Mew
Senior Staff Accountant
United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:                               Vyyo Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 000-30189

Dear Mr. Mew:

Earlier today, Vyyo Inc. (the “Company”) requested that the deadline for responding to your letter dated April 26, 2007 containing comments to the Company’s Form 10-K for the fiscal year ended December 31, 2006 be extended from  July 17, 2007 to July 31, 2007.

We appreciate your approval of our request.  The Company has asked for this extension given that its auditors are located in Israel, and it has taken longer than anticipated to coordinate review by the U.S. national office of PricewaterhouseCoopers.

We sincerely appreciate your consideration of our request.  If you have any questions or if I can provide any other information at this time, please call me at 678.282.8011.

Sincerely,

/s/ Tashia L. Rivard
Tashia L. Rivard
General Counsel and Corporate Secretary